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                                                                     EXHIBIT 99

                                        Contact:  William R. Lucas, Jr.
                                                  Executive Vice President and
                                                   General Counsel
                                                  (205) 970-1231



FOR IMMEDIATE RELEASE



               BIRMINGHAM STEEL CORPORATION DECLARES DIVIDEND
               DISTRIBUTION OF PREFERRED SHARE PURCHASE RIGHTS


BIRMINGHAM, Ala. (January 16, 1996) - The Board of Directors of Birmingham Steel Corporation (NYSE:BIR) today adopted a Share Purchase Rights Plan designed to discourage takeovers that involve abusive takeover tactics or do not provide fair value to shareholders. The plan is similar to plans previously adopted by many other publicly traded companies. The Board is not aware of any effort to acquire control of the Company.

     Robert A. Garvey, Chairman and Chief Executive Officer of Birmingham Steel, stated, "The Board of Directors determined that the Share Purchase Rights Plan is an effective and reasonable method to safeguard the interests of our shareholders. We are particularly concerned that the future benefits of the current capital development program could be denied to shareholders by an opportunistic, undervalued acquisition of the Company. The plan is designed to assure that shareholders are not deprived of their rights to share in the full measure of the Company's long-term potential, while not preventing a fully valued bid for the Company."

     The Share Purchase Rights Plan provides for a dividend distribution of one Preferred Share Purchase Right for each outstanding share of Birmingham Steel common stock. The dividend distribution will be made to shareholders of record on January 19, 1996. Each shareholder is automatically entitled to the Rights and no physical distribution of new certificates will be made at this time.
The Rights distribution is not taxable to shareholders.

     The Rights will be exercisable only if a person or group acquires 10% or more of Birmingham Steel's common stock or announces a tender offer which would result in ownership of 10% or more of the common stock. The Rights entitle the holder to purchase one one-hundredth of a share of a new series of preferred stock at an exercise price of $74.00, and will expire on January 16, 2006.


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BIR Adopts Share Purchase Rights Plan
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January 16, 1996


     Following the acquisition of 10% or more of the Company's common stock by a person or group, the holders of the Rights will be entitled to purchase additional shares of Company common stock at one-half the then current market price, and, in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at one-half of the market price of those shares. In neither event, however, would the acquiring person be entitled to purchase Birmingham Steel stock or its own shares at the reduced price.

     Existing holdings of 10% or more of the Company's common stock will not cause the Rights to be exercisable, or entitle the holders of Rights to purchase additional shares of the Company or any other entity, unless a current holder of 10% or more acquires additional Company common stock.


     Birmingham Steel will be able to redeem the Rights for $0.01 per Right at any time prior to ten days after a person or group acquires 10% or more of the Company's shares.

     A letter outlining the Share Purchase Rights Plan in more detail is being sent to the Company's shareholders.

     The Board of Directors also amended the Company's By-Laws to, among other things, eliminate a feature which permitted a minority of shareholders to force special meetings of shareholders and to add a requirement for advanced notice of nominations for Directors and matters to be considered at meetings of shareholders.

     Birmingham Steel Corporation operates steel mini-mills producing primarily steel reinforcing bar and merchant products, and also specializes in manufacturing high-quality rod and wire from semi-finished billets at its American Steel & Wire subsidiary. The common stock of Birmingham Steel Corporation is traded on the New York Stock Exchange under the symbol "BIR."

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